February 3, 2006	Jeffrey D. Haas
(202) 457-5675
jhaas@pattonboggs.com
VIA EDGAR & COURIER
Christian Windsor, Esq.
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Matrix Bancorp, Inc.
Registration Statement on Form S-3 Commission File No. 333-130550
Dear Mr. Windsor:
     Set forth below are the responses of Matrix Bancorp, Inc. (the “Registrant”) to the comments contained in your letter dated January 19, 2006 (the “Letter”), with respect to the registration statement on Form S-3, filed on December 21, 2005, with exhibits (the “Registration Statement”). Transmitted herewith on behalf of the Registrant is Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1 to the Registration Statement”), which is marked to indicate all changes from the initial filing. For your convenience, we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.
General
1.	With respect to the private offering, please tell us the exemption from registration relied upon and the pertinent facts relied upon to make the exemption available. Please provide us with a copy of any memorandum or offering circular used in connection with the private placement.

Christian Windsor, Esq.
February 3, 2006

Response:
     The Registrant’s private offering, completed on December 9, 2005, was conducted in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, or the Securities Act, and in compliance Rule 506 of Regulation D promulgated under the Securities Act. The shares of common stock were sold entirely to “accredited investors,” within the meaning of Rule 501 of Regulation D of the Securities Act. The private placement memorandum used in connection with this private offering is being supplementally provided to the staff under a separate letter.
Disclosure Regarding Forward-Looking Statements...,page ii
2.	Move this section so that it appears after the Risk Factors section.
Response:
     The “Disclosure Regarding Forward Looking Statements and Cautionary Statements” section has been moved so that it appears after the “Risk Factors” section. Please see pages 16 and 17 of Amendment No. 1 to the Registration Statement.
Matrix Bancorp, Inc., page 1
3.	Please disclose the percentage of shares to be purchased in the tender offer based on the number outstanding before the two transactions were begun. Please also disclose the percentage of shares being offered by selling shareholders relative to the number of shares expected to be outstanding after both transactions are completed.
Response:
     The requested disclosure has been included on page 1 of Amendment No. 1 to the Registration Statement.
4.	Please indicate when you expect the tender offer to close.
Response:
The Staff is advised that the Registrant’s tender offer closed at 5:00 P.M. Eastern Time on January 23, 2006.
5.	Based upon your disclosure that you intend to purchase up to 4,286,126 shares at $19.00 per share, the cash outlay from the tender offer would be a maximum of

Christian Windsor, Esq.
February 3, 2006

$81.4 million. Please explain how the company will use any remaining funds either in this section or in the Use of Proceeds section.
Response:
     The cash outlay for the tender offer was approximately $79.5 million. The Registrant will use the remaining $1.9 million for working capital. The aforementioned disclosure has been included on page 1 of Amendment No. 1 to the Registration Statement.
Risk Factors, page 3
6.	We note the reference to risk factors in other documents. Incorporation of material risk factors is inappropriate. Please revise this section to include all of the risk factors you feel are material to an investor purchasing the shares sold in this offering. Any prospectus supplement, such as you reference in the third sentence, must also be complete.
Response:
     The Registrant has revised the “Risk Factors” section to disclose the material risks of investing in the Registrant’s common stock. Please see pages 4 through 16 of Amendment No. 1 to the Registration Statement.
7.	Most of your risk factors, beginning with the third one, appear to be applicable to almost all public companies. Please specifically disclose how these represent a particular risk for your company or consider deleting them. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.
Response:
     The Registrant has revised the disclosure in the “Risk Factors” section to comply with the Staff’s comment. Please see pages 4 through 16 of Amendment No. 1 to the Registration Statement.
8.	Please include a risk factor that discusses the likely impact of the tender offer on the trading price of your company’s stock and the consequences on resale by purchasers in this offering, or explain why this is not warranted. Please include the pre-November historical price average, the per share price paid by sellers in this offering and the current price.

Christian Windsor, Esq.
February 3, 2006

Response:
     In light of the expiration of the Registrant’s tender offer on January 23, 2006 and the trading activity in the Registrant’s shares of common stock that has occurred and will occur between such expiration date and the date of the prospectus, we believe the impact of the tender offer on the trading price of the shares of the Registrant’s common stock will have been realized in the market, and, therefore, the requested disclosure is not warranted.
The number of shares that will become available..., page 3
9.	The description you use does not appear to adequately reflect the circumstances in this situation. Not only is a large percentage of shares being offered, they are being offered into a market where most of the company’s historical shareholders will have apparently just tendered their shares at a historical premium. Further, the combined private offering and tender offer were apparently developed because the market was not believed capable of absorbing the approximately 40% ownership of two principal shareholders. This is an amount less than being offered by the selling shareholders. Please revise this description to reflect this overall situation on the ability of the market to absorb the shares in this offering.
Response:
     We have revised the risk factor on page 16 to address both the effect of the private offering and tender offer. Please see Amendment No. 1 to the Registration Statement.
Our stock price and trading volume may be volatile..., page 3
10.	You provide a long list of possible problems that may affect the price of shares. Please either delete this information or specifically describe the circumstances that make each factor a material uncertainty relative to your share price.
Response:
     The “Risk Factors” section has been revised to delete the aforementioned risk factor.
Use of proceeds, page 6
11.	Here or under other appropriate heading, please disclose both the principal business reasons for the combined tender offer and private offering and the

Christian Windsor, Esq.
February 3, 2006

material consequences for the company to the extent known. These consequences might include, for example:
•	the change in share ownership of Messrs. Gibson, Schmitz and Spencer, with quantification, including the number and percentage of shares owned,

•	the change in management,

•	the impact on the overall number of shares outstanding, number of shareholders and change in assets, and

•	the impact on the market for your shares.
Response:
     We have added disclosure to the “Prospectus Summary” section addressing the principal business reasons for the combined tender offer and private offering. See page 1 of Amendment No. 1 to the Registration Statement.
Selling Shareholders, page 10
12.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for professional services of the broker-dealer, or if the securities were acquired as investments.
Response:
     None of the selling shareholders are broker-dealers. The following selling shareholders are employees or affiliates of a broker-dealer: Friedman, Billings, Ramsey Group, Inc. (parent company of Friedman, Billings, Ramsey & Co. (“FBR”)); Kevin Stein (FBR employee); Michael T. O’Brien and Julie B. O’Brien, JTWROS (Michael T. O’Brien is a director of KBW, Inc. which wholly owns Keefe, Bruyette & Woods, Inc., a broker-dealer); Heather D. Rosenkoetter (FBR employee); Timothy B. Matz and Jane F. Matz, JTWROS (Tim Matz owns 20% of the equity of FIG Partners LLC, Atlanta, GA, an NASD member); Milestone Merchant Partners, LLC (wholly owns Milestone Advisors, LLC, an NASD Member); Kenneth P. Slosser (FBR employee); Stephen L. Harrison (FBR employee); MJJM, LLC (Managing Director of MJJM, LLC is an FBR employee); Duncan F. Williams (President of Duncan-Williams, Inc; a broker/dealer); Neuhauser Capital, LLC (managing member is an FBR employee); David H. Neiswander (FBR employee); Guy A. Gibson (affiliate of First Matrix Investment Services Corp. (“First Matrix”)); Michael J. McCloskey (First Matrix affiliate); Scot T. Wetzel (First Matrix affiliate); William D. Snider (First Matrix affiliate); and John E. Fiedler (First Matrix affiliate). Each of these selling shareholders have made representations to the Registrant that the securities were being acquired for investment purposes and not as compensation for professional services of a broker-dealer.

Christian Windsor, Esq.
February 3, 2006

13.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold. Also, if any of the shareholders are thus identified as underwriters, please provide your analysis as to how Matrix is eligible to use Form S-3 for primary offerings, noting the significant holdings by affiliates.
Response:
Not applicable. See the Registrant’s responses to comments 12 and 14.
14.	If any of the selling shareholders are affiliates of broker-dealers, but not broker-dealers themselves, then include disclosure indicating that those broker-dealer affiliates:
•	purchased the securities in the ordinary course of business, and

•	at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.
Response:
     We have added the requested disclosure in the footnotes to the selling shareholder table beginning on page 22 of Amendment No. 1 to the Registration Statement for the individuals and entities identified in the Registrant’s response to comment 12.
15.	Please disclose any limitations on the sale of securities by officers and directors of the company.
Response:
     Each of the Company’s executive officers and directors have agreed under written “lock-up” agreements with Friedman, Billings, Ramsey Group, Inc., the parent company of FBR, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Registrant’s common stock, or any securities

Christian Windsor, Esq.
February 3, 2006

convertible into or exercisable or exchangeable for any shares of the Registrant’s common stock or any right to acquire shares of the Registrant’s common stock, for a period of 180 days from the closing of the private offering on December 9, 2005. These restrictions will not apply, however, to shares sold pursuant to a registration statement. The disclosure on pages 26 through 28 of Amendment No. 1 to the Registration Statement has been revised to add the restriction described above as well as the restrictions under Rule 144.
Selling Shareholders, page 10
16.	Please give the percentage ownership figures on both a pre and post tender offer closing basis.
Response:
     The “Selling Shareholders” section has been updated to reflect the percentage ownership figures after the completion of the Registrant’s tender offer, which closed on January 23, 2006. In light of the fact that the tender offer has expired, we do not believe that disclosure of the percentage owned on a pre-tender offer basis is warranted. Please see pages 22 through 25 of Amendment No. 1 to the Registration Statement.
17.	By footnote or otherwise, please indicate the number and percentage of shares to be owned after this offering by each party who’s shares are not all being registered.
Response:
     Guy A. Gibson, Michael J. McCloskey and Drake Associates L.P. are the only selling shareholders that owned shares of common stock in addition to those shares being registered in the Registration Statement. Footnotes have been added to the selling shareholders table beginning on page 22 of Amendment No. 1 to the Registration Statement to add the requested disclosure.
Plan of Distribution, page 13
18.	Please disclose, if correct, that sellers in this offering will not be allowed to tender their shares in the current tender offer.
Response:
     The Registrant’s tender offer expired on January 23, 2006 and none of the selling shareholders listed in the Registration Statement tendered shares purchased in the private

Christian Windsor, Esq.
February 3, 2006

offering into the tender offer. The disclosure on page 28 of Amendment No. 1 to the Registration Statement has been revised to include the aforementioned disclosure.
Forms 8-K filed December 27, 2005
19.	Please advise us as to the dollar impact on the company resulting from the settlement you describe. Consider providing this disclosure in an amendment or advise us why this is not required.
Response:
     The Staff is advised that Form 8-K filed with the Commission on December 27, 2005, disclosed the dollar amount of the settlement paid by the Registrant’s subsidiary, Sterling Trust Company. In addition, the disclosure under “Incorporation of Information We File With The SEC” has been revised to incorporate the aforementioned Form 8-K into the Form S-3.
     Please do not hesitate to call the undersigned or Norman Antin at (202) 457-6514 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Very truly yours,
/s/ JEFFREY D. HAAS
Jeffrey D. Haas
Enclosure

cc:	David Lyon, Esq.
Michael J. McCloskey, Chief Operating Officer